Oxford Glycosciences PLC
14 November 2002

Directors' Shareholdings

Non-executive directors' regular saving scheme


Purchases of shares in the Company were made on 14 November on behalf of those non-executive directors who have elected to receive all or part of their fees in the form of shares, as follows:

        (a) Mr G K Raab acquired 1,769 shares at a price of GBP1.40. This increases Mr Raab's holding to 29,984 ordinary shares, representing approximately 0.05% of the Company's issued share capital; and

        (b) Dr D L Drakeman acquired 3,416 shares at a price of GBP1.40. This increases Dr Drakeman's holding to 7,956 ordinary shares, representing approximately 0.014% of the Company's issued share capital.



J E Ilett
Company Secretary

14 November 2002